May 30, 2019

Patrick Herguth
Chief Executive Officer
Telemynd, Inc.
26522 La Alameda, Suite 290
Mission Viejo, CA 92691

       Re: Telemynd, Inc.
           Registration Statement on Form 10-12B
           Filed May 22, 2019
           File No. 001-38921

Dear Mr. Herguth:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response and any amendment you may file in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2019 letter.

Form 10-12B filed May 22, 2019

Explanatory Note, page 2

1. We note the revised disclosure in response to comment 1. However, pursuant to Section
      12(d) of the Exchange Act, the registration statement will become effective 30 days after the Commission receives certification of approval of the company's listing from the exchange, or accelerated at the request of the company or the exchange. Accordingly, please revise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Patrick Herguth
Telemynd, Inc.
May 30, 2019
Page 2

       You may contact Brian McAllister at 202-551-3341 or Raj Rajan at 202-551-3388 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                        Sincerely,

FirstName LastNamePatrick Herguth                       Division of Corporation
Finance
                                                        Office of Beverages,
Apparel and
Comapany NameTelemynd, Inc.
                                                        Mining
May 30, 2019 Page 2
cc:       Greg Carney
FirstName LastName